As filed with the Securities and Exchange Commission on September 12, 2011
Registration No. 333-176756

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
___________________

AMENDMENT NO. 1
TO
FORM F-80
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933
___________________

Trelawney Mining and Exploration Inc.
(Exact name of Registrant as specified in its charter)

British Columbia	1000	Not Applicable
(Province or other Jurisdiction	(Primary Standard Industrial	(I.R.S. Employer
of Incorporation or Organization)	Classification Code Number)	Identification No.)

130 King Street West
Suite 2810
Toronto, Ontario
M5X 1A6
(416) 363-8567
(Address and telephone number of Registrant's principal executive offices)

CT Corporation
111 Eighth Avenue
New York, New York 10011
(212) 894-8940
(Name, address and telephone number of agent for service in the United States)
___________________
Copies to:
Riccardo A. Leofanti, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 222 Bay Street, Suite 1750, P.O. Box 258 Toronto, Ontario, Canada M5K 1J5 (416) 777-4700	Rob Wortzman, Esq. Wildeboer Dellelce LLP Suite 800, Wildeboer Dellelce Place 365 Bay Street, Toronto, ON M5H 2V1 (416) 361-2930
___________________
Approximate date of commencement of proposed sale of the securities to the public:
As soon as practicable after this Registration Statement becomes effective.
Province of Ontario, Canada
(Principal jurisdiction regulating this offering)

This registration statement and any amendment thereto shall become effective upon filing with the Commission in accordance with Rule 467(a).

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction's shelf prospectus offering procedures, check the following box.  ☐

Pursuant to Rule 429 under the Securities Act, the prospectus contained in this Registration Statement also relates to the Registrant’s Registration Statement on Form F-80 (File No. 333-175537).

Explanatory Note

The Registrant hereby amends its Registration Statement on Form F-80 (File No. 333-176756), as originally filed with the U.S. Securities and Exchange Commission on September 9, 2011 (the "Rule 429 Registration Statement"), to include the Notice of Extension, dated September 12, 2011, which the Registrant filed in its home jurisdiction as a supplement to the Offer to Purchase and Circular, dated July 13, 2011, including the Letter of Acceptance and Transmittal and the Notice of Guaranteed Delivery, which were previously filed with the Registration Statement  on Form F-80 (File No. 333-175537), originally filed with the U.S. Securities and Exchange Commission on July 13, 2011 (the "Initial Registration Statement").

Pursuant to Rule 429 under the Securities Act, the Rule 429 Registration Statement, as amended by this Amendment No. 1, constitutes a post-effective amendment to the Initial Registration Statement.

PART I

INFORMATION REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

Item 1.	Home Jurisdiction Documents
	Document 1:	Offer to Purchase and Circular*
	Document 2:	Letter of Acceptance and Transmittal*
	Document 3:	Notice of Guaranteed Delivery*
	Document 4:	Notice of Variation and Extension**
	Document 5:	Letter to Augen Gold Shareholders**
	Document 6:	Notice of Extension

Item 2.	Informational Legends

See page iv of the outside cover page of the Offer to Purchase and Circular.
See page 3 of the Notice of Variation and Extension.

Item 3.	Incorporation of Certain Information by Reference

See "Documents Incorporated by Reference" in the Offer to Purchase and Circular* and the list of exhibits included in Part II of the Registration Statement.

Item 4.	List of Documents Filed with the Commission

See "Registration Statement Filed with the SEC" in the Offer to Purchase and Circular*.

*
Previously filed with the Registrant’s Registration Statement on Form F-80 (Commission File No. 333-175537) filed with the U.S. Securities and Exchange Commission on July 13, 2011 and incorporated by reference herein.

**	Previously filed with the Registrant’s Registration Statement on Form F-80 (Commission File No. 333-176756) filed with the U.S. Securities and Exchange Commission on September 9, 2011.

This document is important and requires your immediate attention. 1f you are in any doubt as to how to deal with it you should consult with the Information Agent for the Offer and with your investment dealer, stockbroker, accountant, lawyer or other professional advisor. The Offer has not been approved or disapproved by any securities commission or similar authority nor has any securities commission or similar authority passed upon the fairness or merits of the Offer or upon the accuracy or adequacy of the information contained in the Offer Documents. Any representation to the contrary is an offence. The Offer Documents do not constitute an offer or solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. Inquiries concerning the information in this document should be directed to Laurel Hill Advisory Group, the Information Agent retained by Trelawney, toll free at 1-877-452-7184 from anywhere in Canada or the United States (416-304-0211 collect) or via email at assistance@laurelhill.com.

September 12, 2011

TRELAWNEY MINING AND EXPLORATION INC.

NOTICE OF EXTENSION

of the

OFFER TO PURCHASE

all of the outstanding common shares
(together with the associated rights issued under the shareholder rights plan)

of

AUGEN GOLD CORP.

on the basis of 0.0862 of a Trelawney common
share for each common share of Augen

Trelawney Mining and Exploration Inc. (“Trelawney”) hereby gives notice that it is further amending its offer originally dated July 13, 2011 (the “Original Offer”), as amended by the Notice of Variation and Extension dated August 30, 2011 (as amended hereby, the ‘‘Offer’’) to purchase, on the basis of 0.0862 of a common share in the capital of Trelawney (a “Trelawney Share”) for each Augen Share (the “Offer Consideration”), subject to adjustment for fractional shares, all of the outstanding common shares of Augen Gold Corp. (“Augen”), together with the associated rights (the “SRP Rights”) issued under the shareholder rights plan (the “Shareholder Rights Plan”) of Augen (together, the “Augen Shares”), other than Augen Shares beneficially owned by Trelawney and its affiliates, and including any Augen Shares that may become issued and outstanding prior to the Expiry Time (as defined below) upon the exercise, exchange or conversion of any Augen Options (as defined in the Offer to  Purchase and Circular), Augen Warrants (as defined in the Offer to Purchase and Circular), convertible securities or other rights (other than SRP Rights) that are exercisable or exchangeable for or convertible into Augen Shares, by (i) waiving all of the unsatisfied conditions to the offer; and (ii) extending the expiry time for the Offer from 5:00 p.m. (Toronto time) on September 12, 2011 to 5:00 p.m. (Toronto time) on September 23, 2011, unless further extended.

TENDER YOUR SHARES TODAY.
THE OFFER IS OPEN FOR ACCEPTANCE UNTIL 5:00 P.M. (TORONTO TIME) ON SEPTEMBER 23, 2011

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(Cover page continued from previous page)

ALL CONDITIONS TO THE OFFER HAVE BEEN SATISFIED OR WAIVED AND THE OFFER IS NOW UNCONDITIONAL.

TRELAWNEY HAS TAKEN UP AUGEN SHARES REPRESENTING APPROXIMATELY 79.74% OF THE AUGEN SHARES, ON A DILUTED BASIS, ASSUMING THE EXERCISE OF ALL IN-THE-MONEY AUGEN OPTIONS AND AUGEN WARRANTS.

THE OFFER HAS BEEN EXTENDED AND IS NOW OPEN FOR ACCEPTANCE UNTIL 5:00 P.M. (TORONTO TIME) ON SEPTEMBER 23, 2011 (THE “EXPIRY TIME”) UNLESS FURTHER EXTENDED BY TRELAWNEY.

THE BOARD OF DIRECTORS OF AUGEN HAS DETERMINED THAT THE OFFER IS IN THE BEST INTERESTS OF AUGEN AND ITS SHAREHOLDERS AND HAS RESOLVED TO RECOMMEND THAT SHAREHOLDERS TENDER THEIR AUGEN SHARES UNDER THE OFFER.

This notice of extension (this “Notice of Extension”) should be read in conjunction with the Original Offer and the take-over bid circular (the “Circular”) dated July 13, 2011, in each case, as varied, amended and supplemented by the Notice of Variation and Extension dated August 30, 2011 (the ‘‘First Notice of Variation and Extension’’) (which together constitute the “Offer to Purchase and Circular”), the related Letter of Transmittal and the Notice of Guaranteed Delivery that accompanied the Offer to Purchase and Circular.  Except as otherwise set forth herein, the terms and conditions previously set forth in the Offer to Purchase and Circular and the related Letter of Transmittal and Notice of Guaranteed Delivery continue to be applicable in all respects.  Unless the context requires otherwise or unless otherwise defined, defined terms used in this Notice of Extension have the same meaning as in the Offer to Purchase and Circular.  Unless the context requires otherwise, reference in this document to the “Offer” means the Original Offer, as varied, amended and supplemented by the First Notice of Variation and Extension and this Notice of Extension.

Trelawney has engaged Equity Financial Trust Company to act as depositary (the “Depositary”) for the Offer.  Laurel Hill Advisory Group has been engaged as information agent (the “Information Agent”) for the Offer. RBC Dominion Securities Inc. has been engaged to act as the dealer manager (the “Dealer Manager”) for the Offer.

Holders of Augen Shares (each an “Augen Shareholder” and collectively, the “Augen Shareholders”) who have validly deposited and not properly withdrawn their Augen Shares need take no further action to accept the Offer.  Augen Shareholders who wish to accept the Offer must properly complete and duly execute the Letter of Acceptance and Transmittal (printed on green paper) that accompanied the Original Offer and Circular, or a facsimile copy thereof, in accordance with the instructions set forth therein and deposit it, together with the certificates representing the Augen Shares being deposited and all other documents required by the Letter of Acceptance and Transmittal, at the office of the Depositary specified in the Letter of Acceptance and Transmittal at or prior to the Expiry Time. Alternatively, Augen Shareholders may (a) accept the Offer by following the procedures for book-entry transfer of Augen Shares described under Section 3 of the Offer to Purchase, “Manner of Acceptance — Acceptance by Book-Entry Transfer” or (b) accept the Offer (i) where the certificates representing the Augen Shares are not immediately available, (ii) if the certificates and all of the required documents cannot be provided to the Depositary at or prior to the Expiry Time, or (iii) if the procedures for book-entry transfer cannot be complied with at or prior to the Expiry Time, by following the procedures for guaranteed delivery described under Section 3 of the Offer to Purchase, “Manner of Acceptance — Procedure for Guaranteed Delivery” using the accompanying Notice of Guaranteed Delivery (printed on yellow paper) that accompanied the Original Offer and Circular, or a facsimile copy thereof.

TENDER YOUR SHARES TODAY.
THE OFFER IS OPEN FOR ACCEPTANCE UNTIL 5:00 P.M. (TORONTO TIME) ON SEPTEMBER 23, 2011

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(Cover page continued from previous page)

Augen Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Augen Shares directly with the Depositary.

Augen Shareholders whose Augen Shares are registered in the name of a stockbroker, investment dealer, bank, trust company or other nominee should immediately contact that nominee for assistance if they wish to accept the Offer in order to take the necessary steps to be able to deposit their Augen Shares under the Offer.

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from, or on behalf of, Augen Shareholders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction. However, Trelawney or its agents may, in the sole discretion of Trelawney, take such action as Trelawney may deem necessary to extend the Offer to Augen Shareholders in any such jurisdiction.

Augen Shareholders should not construe the contents of the Offer Documents, including this Notice of Extension, as legal, tax or financial advice and should consult with their own professional advisors as to the relevant legal, tax, financial or other matters in connection therewith.

Augen Shareholders should be aware that during the currency of the Offer, Trelawney or any of its affiliates may, directly or indirectly, bid for and make purchases of Augen Shares or related securities of Augen as permitted by applicable laws or regulations of Canada, or its provinces or its territories.  See Section 13 of the Offer to Purchase, “Market Purchases”.

The Offer to purchase the Augen Shares is made by a Canadian issuer that is permitted, under a multi-jurisdictional disclosure system adopted by the United States (the “MJDS”), to prepare the Offer to Purchase and Circular in accordance with the disclosure requirements of Canada. Augen Shareholders should be aware that such requirements are different from those of the United States. The financial statements included or incorporated herein have been prepared in accordance with accepted accounting standards other than United States generally accepted accounting principles, and may be subject to Canadian auditing and auditor independence standards, and thus, may not be comparable to financial statements of United States companies.

Augen Shareholders should be aware that the disposition of the Augen Shares and acquisition of the Trelawney Shares may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein. See “Certain Canadian Federal Income Tax Considerations” in Section 21 of the Circular and “Certain U.S. Federal Income Tax Considerations” in Section 22 of the Circular.

The enforcement by investors of civil liabilities under the U.S. federal securities laws may be affected adversely by the fact that Trelawney and Augen are incorporated under the laws of the Province of Ontario, that some or all of their officers and directors and experts may be residents of a foreign country, and that all or a substantial portion of the assets of Trelawney and Augen and said persons may be located outside the United States.

THE OFFER HAS NOT BEEN APPROVED OR DISAPPROVED BY ANY SECURITIES REGULATORY AUTHORITY, NOR HAS ANY SECURITIES REGULATORY AUTHORITY PASSED UPON THE FAIRNESS OR  MERITS  OF  THE  OFFER  OR  UPON  THE ACCURACY  OR  ADEQUACY  OF  THE INFORMATION CONTAINED IN THE OFFER TO PURCHASE OR THE CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

TENDER YOUR SHARES TODAY.
THE OFFER IS OPEN FOR ACCEPTANCE UNTIL 5:00 P.M. (TORONTO TIME) ON SEPTEMBER 23, 2011

Questions regarding the Offer and requests for assistance in depositing Augen Shares under the Offer may be directed to the Information Agent at its address and telephone numbers set forth on the last page of the Circular. Additional copies of the Offer to Purchase, the Circular, the Letter of Acceptance and Transmittal and the Notice of Guaranteed Delivery may be obtained without charge on request from the Information Agent. Additionally, copies of the Offer Documents may also be found free of charge on Trelawney’s website at www.Trelawneymining.com or under Augen’s profile on www.sedar.com.

IMPORTANT NOTICE TO AUGEN SHAREHOLDERS IN THE UNITED STATES

The Offer to purchase the Augen Shares is made by a Canadian issuer that is permitted, under the MJDS, to prepare the Offer to Purchase and Circular in accordance with the disclosure requirements of Canada. Augen Shareholders should be aware that such requirements are different from those of the United States. The financial statements included or incorporated by reference herein have been prepared in accordance with accepted accounting standards other than United States generally accepted accounting principles, and may be subject to Canadian auditing and auditor independence standards, and thus, may not be comparable to financial statements of United States companies.

The Offer is being made for the securities of a Canadian “foreign private issuer”, as such term is defined in Rule 3b-4 under the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), that does not have securities registered under Section 12 of the U.S. Exchange Act. Accordingly, the Offer is not subject to Section 14(d) of the U.S. Exchange Act, or Regulation 14D thereunder. The Offers are being conducted in accordance with Section 14(e) of the U.S. Exchange Act and Regulation 14E thereunder as applicable to a tender offer (i) in which less than 40% of the class of securities outstanding that is subject to the tender offer is held by U.S. holders and (ii) that is conducted under the MJDS and cross-border tender offer rules that permit Trelawney, a Canadian foreign private issuer, to prepare the Offer to Purchase and Circular in accordance with the disclosure requirements of Canadian provincial and federal law.

Augen Shareholders should be aware that the disposition of Augen Shares and acquisition of the Trelawney Shares may have tax consequences both in the United States and in Canada. Such consequences may not be fully described herein and such Augen Shareholders are encouraged to consult their own tax advisors. See “Certain Canadian Federal Income Tax Considerations” in Section 21 of the Circular and "Certain U.S. Federal Income Tax Considerations" in Section 22 of the Circular.

The enforcement by investors of civil liabilities under the U.S. federal securities laws may be affected adversely by the fact that Trelawney and Augen are incorporated under the laws of the Province of Ontario, that some or all of their officers and directors and experts may be residents of a foreign country, and that all or a substantial portion of the assets of Trelawney and Augen and said persons may be located outside the United States.

Trelawney has filed with the United States Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-80 (the “Registration Statement”) and other documents and information, and expects to mail the Offer to Purchase and Circular to Augen Shareholders concerning the Offer. Pursuant to Section V(D) of the Form F-80 instructions, Trelawney is exempt from filing a Tender Offer Statement on Schedule TO.  Augen Shareholders are urged to read the Registration Statement and Offer to Purchase and Circular and any other relevant documents filed with the SEC, because they contain important information. Augen Shareholders will be able to obtain the documents free of charge at the SEC's website, www.sec.gov.  In addition, documents filed with the SEC by Trelawney will be available free of charge from Trelawney. You should direct requests for documents to the Corporate Secretary, Trelawney Mining and Exploration Inc., 130 King Street West, Suite 2810, Toronto, Ontario, M5X 1A6, telephone: (416) 363-8567.  To obtain timely delivery, such documents should be requested not later than September 2, 2011, being five business days before the Expiry Time.

The Trelawney Shares offered pursuant to the Offer have not been approved or disapproved by the SEC or any other regulatory authority nor has the SEC or any other regulatory authority passed upon the accuracy or adequacy of the Offer to Purchase or Circular. Any representation to the contrary is a criminal offence.

TENDER YOUR SHARES TODAY.
THE OFFER IS OPEN FOR ACCEPTANCE UNTIL 5:00 P.M. (TORONTO TIME) ON SEPTEMBER 23, 2011

Trelawney is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and their respective officers, directors and principal shareholders are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act.  Information filed by Trelawney with the SEC may be inspected and copied at the public reference facilities maintained by the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operations and location of the public reference facilities of the SEC. Copies of the material filed by Trelawney with the SEC may be obtained at prescribed rates from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. The SEC also maintains a website (www.sec.gov) that makes available reports and other information that Trelawney files or furnishes electronically.

Augen Shareholders should be aware that, during the currency of the Offer, Trelawney or its affiliates, directly or indirectly, may bid for or make purchases of Augen Shares, as permitted by applicable laws or regulations of Canada or its provinces or territories. See "Market Purchases" in Section 13 of the Offer to Purchase.

NOTICE TO HOLDERS OF AUGEN OPTIONS, AUGEN WARRANTS
AND OTHER CONVERTIBLE SECURITIES

The Offer is made only for Augen Shares (including associated SRP Rights) and is not made for any Augen Options, Augen Warrants, convertible securities or other rights (other than SRP Rights) to acquire Augen Shares. Any holder of Augen Options, Augen Warrants, convertible securities or other rights (other than SRP Rights) to acquire Augen Shares who wishes to accept the Offer in respect of the Shares issuable upon exercise, exchange or conversion thereof should, to the extent permitted by the terms of such Augen Options, Augen Warrants, convertible securities or other rights to acquire Augen Shares and applicable Law, fully exercise, exchange or convert such Augen Options, Augen Warrants, convertible securities or other rights to acquire Augen Shares in order to obtain certificates representing Augen Shares that may be deposited in accordance with the terms of the Offer.  Any such exercise, exchange or conversion must be completed sufficiently in advance of the Expiry Time to ensure that the holder of such Augen Options, Augen Warrants, convertible securities or other rights to acquire Augen Shares will have certificates representing the Augen Shares received on such exercise, exchange or conversion available for deposit before the Expiry Time, or in sufficient time to comply with the procedures referred to in Section 3 of the Offer to Purchase, “Manner of Acceptance — Procedure for Guaranteed Delivery”. See Section 6 of the Circular, “Treatment of Augen Options, Augen Warrants and Other Convertible Securities”.

CANADIAN CURRENCY

In the Offer to Purchase and Circular, unless otherwise specified, all references to “$” are to Canadian dollars.

FORWARD-LOOKING STATEMENTS

Certain statements contained in the Offer to Purchase and the Circular, including statements made under some of the information incorporated by reference in the Offer to Purchase and Circular, under Section 4 of the Circular, “Rationale and Benefits of the Offer”, Section 5 of the Circular, “Purpose of the Offer and Trelawney’s Plans for Augen”, Section 11 of the Circular, “Certain Effects of the Offer”, and Section 20 of the Circular, “Second Step Transactions”, are “forward-looking statements” and are prospective. Often, but not always, forward-looking statements may be identified by their use of forward- looking terminology such as the words “plans”, “forecasts”, “expects” or “does not expect”, “expected”, “projects”, “believes” or “does not believe”, “anticipates” or “does not anticipate”, “intends” or “does not intend”, “estimates”, “scheduled” or other similar words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events, and are therefore subject to risks, uncertainties and other factors that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which could cause actual results, performance or achievements of Trelawney or Augen to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements in this document and the documents incorporated by reference herein are based on Trelawney’s beliefs and opinions at the time the statements are or were made, and there should be no expectation that these forward-looking statements will be updated, revised or supplemented as a result of changing circumstances or otherwise unless required by applicable laws.

TENDER YOUR SHARES TODAY.
THE OFFER IS OPEN FOR ACCEPTANCE UNTIL 5:00 P.M. (TORONTO TIME) ON SEPTEMBER 23, 2011

No stockbroker, investment dealer or other person (including the Dealer Manager and the Depositary and Information Agent) has been authorized to give any information or make any representations in connection with the Offer and related transactions described in the Offer to Purchase, other than those contained in the Offer to Purchase and Circular, and if any such information is given or made it must not be relied upon as having been authorized by Trelawney.

TENDER YOUR SHARES TODAY.
THE OFFER IS OPEN FOR ACCEPTANCE UNTIL 5:00 P.M. (TORONTO TIME) ON SEPTEMBER 23, 2011

NOTICE OF EXTENSION

September 12, 2011
TO:          THE HOLDERS OF SHARES OF AUGEN

This Notice of Extension amends and supplements the Offer to Purchase and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, pursuant to which Trelawney is offering to purchase all of the Augen Shares on the terms and subject to the conditions set forth in the Offer.

Except as otherwise set forth in this Notice of Extension, the terms and conditions previously set forth in the Offer to Purchase and Circular and the related Letter of Transmittal and Notice of Guaranteed Delivery (the provisions of which are incorporated by reference herein) continue to be applicable in all respects, and this Notice of Extension should be read in conjunction therewith.

1.	Extension of the Offer

Trelawney has extended the expiry time of the Offer to 5:00 p.m. (Toronto time) on September 23, 2011, unless withdrawn or further extended.  Accordingly, the definition of “Expiry Time” in the “Definitions” section of the Offer to Purchase and Circular is deleted in its entirety and replaced with the following definition:

“Expiry Time” means 5:00 p.m. (Toronto time) on September 23, 2011, or any subsequent time and date set out in any notice of Trelawney as provided in Section 5 of the Offer to Purchase, “Extension, Variation or Change in the Offer”, provided that, if such day is not a business day, then the Expiry Time shall be the same time on the next business day;

In addition, all references to September 12, 2011, in the Offer to Purchase and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery (to the extent they refer to the Expiry Time) are amended to refer to September 23, 2011.

2.	Waiver of the Conditions of the Offer

By notice to the Depositary on September 12, 2011, Trelawney waived all conditions to the Offer set forth in Section 4 of the Offer to Purchase “Condition of the Offer” that were not satisfied and the Offer is therefore now unconditional.

3.	Recent Developments

On September 12, 2011, Trelawney took up the 136,913,340 Augen Shares that had been tendered on the Offer and not withdrawn.  The Augen Shares taken up represent approximately 79.74% of the Augen Shares, on a diluted basis, assuming the exercise of all in-the-money Augen Options and Augen Warrants.  Trelawney intends to issue Trelawney Shares as payment for these Augen Shares on or before September 15, 2011.

4.	Share Capital of Augen

Augen has advised Trelawney that on September 9, 2011, there were issued and outstanding 154,547,001 Augen Shares on an undiluted basis and 173,033,340 Augen Shares on a fully-diluted basis (which includes 6,725,000 Augen Options and 11,761,339 Augen Warrants).

TENDER YOUR SHARES TODAY.
THE OFFER IS OPEN FOR ACCEPTANCE UNTIL 5:00 P.M. (TORONTO TIME) ON SEPTEMBER 23, 2011

5.	Time of Acceptance

The Offer is open for acceptance until 5:00 p.m. (Toronto time) on September 23, 2011, unless withdrawn or further extended. See Section 2 of the Offer to Purchase, “Time for Acceptance”.

6.	Manner of Acceptance

Augen Shares may be deposited to the Offer in accordance with the provisions set forth in Section 3 of the Offer to Purchase, “Manner of Acceptance”.

7.	Take-Up of and Payment for Deposited Augen Shares

Upon the terms and subject to the conditions of the Offer, Trelawney will be obligated to take up and pay for Augen Shares duly and validly deposited pursuant to the Offer and not validly withdrawn in accordance with the terms of the Offer within 10 days after the Expiry Time. Any Augen Shares taken up will be required to be paid for as soon as possible and, in any event, not later than three business days after they are taken up. Any Augen Shares deposited pursuant to the Offer after the first date on which Augen Shares have been taken up and paid for by Trelawney must be taken up and paid for within 10 days of such deposit.

Augen Shareholders are referred to Section 6 of the Offer to Purchase, “Take up and Payment for Deposited Augen Shares”, for further details as to the take up of and payment for deposited Augen Shares under the Offer.

8.	Right to Withdraw Deposited Augen Shares

Except as otherwise provided in Section 7 of the Offer to Purchase, all deposits of Augen Shares pursuant to the Offer are irrevocable. Unless otherwise required or permitted by applicable Laws, any Augen Shares deposited in acceptance of the Offer may be withdrawn by or on behalf of the Depositing Augen Shareholder:

(a)	at any time when the Augen Shares have not been accepted for payment by Trelawney;

(b)	if the Augen Shares have not been paid for by Trelawney within three business days after having been accepted for payment; or

(c)	at any time before the expiration of 10 days from the date upon which either:

(i)
a notice of change relating to a change which has occurred in the information contained in the Offer to Purchase or the Circular, as amended from time to time, or in any notice of extension or variation, that would reasonably be expected to affect the decision of an Augen Shareholder to accept or reject the Offer (other than a change that is not within the control of Trelawney or an affiliate of Trelawney), in the event that such change occurs either before the Expiry Time or after the Expiry Time but before the expiry of all rights of withdrawal in respect of the Offer; or

(ii)
a notice of variation concerning a variation in the terms of the Offer (other than a variation consisting solely of an increase in the consideration offered for the Augen Shares and an extension of the Expiry Time for not more than 10 days or a variation consisting solely of a waiver of one or more conditions to the Offer);

is mailed, delivered or otherwise properly communicated (subject to abridgement of that period pursuant to such order or orders as may be granted by applicable courts or Securities Regulatory Authorities) and only if such Deposited Augen Shares have not been accepted for payment by Trelawney at the date of such notice.

TENDER YOUR SHARES TODAY.
THE OFFER IS OPEN FOR ACCEPTANCE UNTIL 5:00 P.M. (TORONTO TIME) ON SEPTEMBER 23, 2011

Augen Shareholders are referred to Section 7 of the Offer, “Right to Withdraw Deposited Augen Shares”, for further details as to the withdrawal of deposited Augen Shares under the Offer.

9.	Consequential Amendments to the Offer, Circular, Letter of Transmittal and Notice of Guaranteed Delivery

Consequential amendments in accordance with this Notice of Extension are deemed to be made where required to the Original Offer as varied, amended and supplemented by the First Notice of Variation and Extension, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery. Without limiting the generality of the foregoing, such amendments include the amendment to the Letter of Transmittal and Notice of Guaranteed Delivery to refer to 5:00 p.m. (Toronto time) on September 23, 2011 as the Expiry Time. Except as varied hereby, all terms of the Original Offer as varied, amended and supplemented by the First Notice of Variation and Extension remain in effect, unamended.

10.	Statement of Rights

Securities legislation in the provinces and territories of Canada provides security holders of Augen with, in addition to any other rights they may have at law, one or more rights of rescission, price revision or to damages, if there is a misrepresentation in a circular or notice that is required to be delivered to those security holders. However, such rights must be exercised within prescribed time limits.  Security holders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult a lawyer.

11.	Approval of Notice of Extension

The  contents  of  this  Notice  of  Extension  have  been  approved  and  the  sending  thereof  to  the Augen Shareholders has been authorized by the board of directors of Trelawney.

TENDER YOUR SHARES TODAY.
THE OFFER IS OPEN FOR ACCEPTANCE UNTIL 5:00 P.M. (TORONTO TIME) ON SEPTEMBER 23, 2011

CONSENT OF AUDITORS

We have read the Offer to Purchase and Circular (the “Circular”) of Trelawney Mining and Exploration Inc. (the “Company”) dated July 13, 2011, as amended by the Notice of Variation and Extension dated August 30, 2011 and the Notice of Extension dated September 12, 2011, relating to the purchase of all the issued and outstanding common shares of Augen Gold Corp. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the incorporation by reference in the above mentioned Circular of our report to the shareholders of the Company on the consolidated balance sheet of the Company as at December 31, 2010 and the consolidated statements of operations, comprehensive loss and deficit, and cash flows for the year then ended.  Our report is dated March 15, 2011.

Toronto, Canada	(Signed) ERNST & YOUNG LLP
September 12, 2011
Chartered Accountants
Licensed Public Accountants

TENDER YOUR SHARES TODAY.
THE OFFER IS OPEN FOR ACCEPTANCE UNTIL 5:00 P.M. (TORONTO TIME) ON SEPTEMBER 23, 2011

APPROVAL AND CERTIFICATE OF TRELAWNEY

The foregoing, together with the Offer to Purchase and Circular have been approved, and the sending, communication or delivery thereof to the Augen Shareholders has been authorized by, the board of directors of Trelawney Mining and Exploration Inc. The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATED: September 12, 2011

TRELAWNEY MINING AND EXPLORATION INC.

By:	(Signed) “Greg Gibson”	By:	(Signed) “Andres Tinajero"
	President and Chief Executive Officer		Chief Financial Officer

On behalf of the Board of Directors of
Trelawney Mining and Exploration Inc.

By: (Signed) “James Fairbairn”	By: (Signed) “Patrick Mohan

TENDER YOUR SHARES TODAY.
THE OFFER IS OPEN FOR ACCEPTANCE UNTIL 5:00 P.M. (TORONTO TIME) ON SEPTEMBER 23, 2011

PART II

INFORMATION NOT REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

Indemnification.

Under the Business Corporations Act (Ontario) (the "OBCA"), the Registrant may indemnify a present or former director or officer of the Registrant or person who acts or acted at the Registrant's request as a director or officer, or an individual acting in a similar capacity, of another entity  (the “Indemnified Party”) against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him or her in respect of any civil, criminal, administrative, investigative or other or proceeding (collectively, a “Proceeding” or “Proceedings”) to which the individual is involved because of that association with the Registrant or other entity.

In addition, the Registrant may advance money to an Indemnified Party for the costs, charges and expenses of a Proceeding but the individual is required to repay the money advanced if the individual does not fulfill the conditions set out below.

The Registrant may, with court approval, indemnify an Indemnified Party or advances money to such party  in respect of an action brought by or on behalf of the Registrant or other entity to obtain a judgment in its favor, to which the individual is made a party because of the individual’s association with the Registrant or other entity against all costs, charges and expenses reasonably incurred by the individual in connection with such action.

The indemnification above is subject to that , in all cases, such director or officer (i) acted honestly and in good faith with a view to the best interests of the Registrant, and (ii) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, such director or officer had reasonable grounds for believing that his or her conduct was lawful.

Subject to the limitations contained in the OBCA, the By-laws of the Registrant provide that every director or officer of the Registrant, every former director or officer of the Registrant or a person who acts or acted at the Registrant's request as a director or officer of a body corporate of which the Registrant is or was a shareholder or creditor, and his or her heirs and legal representatives shall, from time to time, be indemnified and saved harmless by the Registrant from and against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him or her in respect of any civil, criminal or administrative action or proceeding to which he or she is made a party by reason of being or having been a director or officer of the Registrant or body corporate of which the Registrant is or was a shareholder if (i) he or she acted honestly and in good faith and with a view to the best interests of the Registrant, and (ii) in the case of a criminal or  administrative action or proceeding that is enforced by a monetary penalty, such director or officer had reasonable grounds for believing that his or her conduct was lawful.

The Registrant maintains insurance for the benefit of its directors and officers against liability in their respective capacities as directors and officers except where the liability relates to the person's failure to act honestly and in good faith and with a view to the best interests of the Registrant. The directors and officers are not required to pay any premium in respect of the insurance. The policy contains standard industry exclusions and no claims have been made thereunder to date.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act"), may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

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Exhibits

The following exhibits have been filed as part of the Registration Statement:

Exhibit No.	Description

3.1*
Form of Lock-Up Agreement between the Registrant and each of Libra Fund, LP, Libra Offshore Master Fund, LP, Sprott Asset Management LP, Augen Capital Corp., Mineralfields 2010-V Inc., Pathway Multiseries Fund Inc., Sheldon Inwentash, Lynn Factor and Dr. Andrew Budning.

4.1*	Annual information form of the Registrant for the fiscal year ended December 31, 2010, dated May 12, 2011.
4.2*
Audited comparative consolidated financial statements of the Registrant and the notes thereto as at December 31, 2010 and 2009 and for each of the fiscal years ended December 31, 2010 and 2009, together with the report of the auditors thereon.

4.3*	Management's discussion and analysis of the financial condition and results of operations of the Registrant for the fiscal years ended December 31, 2010 and 2009.
4.4*	Management Information Circular of the Registrant, dated May 4, 2011 prepared in connection with the annual and special meeting of shareholders of the Registrant held on June 2, 2011.
4.5	Unaudited comparative interim consolidated financial statements of the Registrant as at, and for the three and six months ended June 30, 2011 and 2010, together with the notes thereto.
4.6	Management's discussion and analysis of the financial condition and results of operations of the Registrant for the three and six months ended June 30, 2011.
4.7*	Material Change Report of the Registrant, dated May 13, 2011.
4.8*	Material Change Report of the Registrant, dated May 25, 2011.
4.9*	Material Change Report of the Registrant, dated July 11, 2011.
5.1	Consent of Ernst & Young LLP, Independent Registered Chartered Accountants.
5.2*	Consent of Irwin Lowy LLP.
5.3*	Consent of David Beilhartz.
5.4*	Consent of R. Barry Cook.
5.5*	Consent of William E. Roscoe.
6.1*
Powers of Attorney (included in Part III of the Registration Statement on Form F-80 (Commission File No. 333-175537) filed with the U.S. Securities and Exchange Commission on July 13, 2011 and incorporated by reference herein.

*           Previously filed with the Registrant’s Registration Statement on Form F-80 (Commission File No. 333-175537) filed with the U.S. Securities and Exchange Commission on July 13, 2011 and incorporated by reference herein.

II-2

PART III

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

Item 1.  Undertaking.

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to this Form F-80 or to transactions in such securities.

The Registrant further undertakes to disclose in the United States, on the same basis as it is required to make such disclosure pursuant to any applicable Canadian federal and/or provincial or territorial law, regulation or policy, information regarding purchases of the Registrant’s securities or of the subject issuer’s securities during the exchange offer. Such information shall be set forth in amendments to this Form.

Item 2.  Consent to Service of Process.

(a)           The Registrant has filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

(b)           Any change to the name or address of the Registrant's agent for service of process shall be communicated promptly to the Commission by an Amendment to Form F-X referencing the file number of this Registration Statement.

III-1

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-80 and has duly caused Amendment No. 1 to this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Toronto, Ontario, Canada on September 12, 2011.

TRELAWNEY MINING AND EXPLORATION INC.

By:	/s/ GREGORY GIBSON
Gregory Gibson
President & Chief Executive Officer

Pursuant to the requirements of the Securities Act, Amendment No. 1 to this Registration Statement has been signed below by or on behalf of the following persons in the capacities indicated, on September 12, 2011.

Signature	Title

/s/ GREGORY GIBSON	Gregory Gibson
President and Chief Executive Officer, Director
(Principal Executive Officer)

*	Andres Tinajero
Chief Financial Officer and Vice President Finance
(Principal Financial Officer and Principal Accounting Officer)

*	Steve McIntyre
Director

James Fairbairn
Director

*	George Cole
Director

*	Chris Irwin
Director

*	Patrick Mohan
Director

* By:	/s/ GREGORY GIBSON
Gregory Gibson
Attorney-in-fact

III-2

AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of Section 6(a) of the Securities Act, the Authorized Representative has duly caused Amendment No. 1 to this Registration Statement to be signed on its behalf by the undersigned, solely in its capacity as the duly authorized representative of the Registrant in the United States, in the City of Newark on September 12, 2011.

PUGLISI & ASSOCIATES
(Authorized Representative)

By:	/s/ DONALD J. PUGLISI
Name: Donald J. Puglisi
Title: Managing Director

III-3

 EXHIBIT INDEX

Exhibit No.	Description

3.1*
Form of Lock-Up Agreement between the Registrant and each of Libra Fund, LP, Libra Offshore Master Fund, LP, Sprott Asset Management LP, Augen Capital Corp., Mineralfields 2010-V Inc., Pathway Multiseries Fund Inc., Sheldon Inwentash, Lynn Factor and Dr. Andrew Budning.

4.1*	Annual information form of the Registrant for the fiscal year ended December 31, 2010, dated May 12, 2011.
4.2*
Audited comparative consolidated financial statements of the Registrant and the notes thereto as at December 31, 2010 and 2009 and for each of the fiscal years ended December 31, 2010 and 2009, together with the report of the auditors thereon.

4.3*	Management's discussion and analysis of the financial condition and results of operations of the Registrant for the fiscal years ended December 31, 2010 and 2009.
4.4*	Management Information Circular of the Registrant, dated May 4, 2011 prepared in connection with the annual and special meeting of shareholders of the Registrant held on June 2, 2011.
4.5	Unaudited comparative interim consolidated financial statements of the Registrant as at, and for the three and six months ended June 30, 2011 and 2010, together with the notes thereto.
4.6	Management's discussion and analysis of the financial condition and results of operations of the Registrant for the three and six months ended June 30, 2011.
4.7*	Material Change Report of the Registrant, dated May 13, 2011.
4.8*	Material Change Report of the Registrant, dated May 25, 2011.
4.9*	Material Change Report of the Registrant, dated July 11, 2011.
5.1	Consent of Ernst & Young LLP, Independent Registered Chartered Accountants.
5.2*	Consent of Irwin Lowy LLP.
5.3*	Consent of David Beilhartz.
5.4*	Consent of R. Barry Cook.
5.5*	Consent of William E. Roscoe.
6.1*
Powers of Attorney (included in Part III of the Registration Statement on Form F-80 (Commission File No. 333-175537) filed with the U.S. Securities and Exchange Commission on July 13, 2011 and incorporated by reference herein.

*           Previously filed with the Registrant’s Registration Statement on Form F-80 (Commission File No. 333-175537) filed with the U.S. Securities and Exchange Commission on July 13, 2011 and incorporated by reference herein.

III-4